

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

September 26, 2007

Richard K. Reece
Executive Vice President and Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree Street N.E. Suite 2400
Atlanta, Georgia 30309

     RE: Acuity Brands, Inc.
             Form 10-K for Fiscal Year Ended August 31, 2006
             Forms 10-Q for Fiscal Quarters Ended November 30, 2006,
             February 28, 2007 and May 31, 2007
             File No. 1-16583

Dear Mr. Reece:

     We have reviewed your letter dated September 19, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>FORM 10-K FOR THE YEAR ENDED AUGUST 31, 2006</u>

<u>General</u>

1.   Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

Results of Operations, page 22

Fiscal 2006 Compared with Fiscal 2005, page 22

2. We have read your response to comment two from our letter dated August 28,
   2007. We appreciate the information you have provided to us concerning your
   management's discussion and analysis. Please provide the following:

   • You indicate that the reconciliation of consolidated operating profit was
     described in MD&A of fiscal 2006 as compared with the preceding fiscal
     year. However, this was not clear from your current disclosure. The table
     included in your response appears to be a clearer presentation than your
     current disclosure. Please consider including tables similar to this
     reconciliation in your MD&A since this provides investors with information
     as seen through the eyes of management.

   • Throughout your MD&A, you identify multiple and offsetting factors that
     contribute to fluctuations between periods. Please ensure that you are
     explaining a majority of the increases and quantify offsetting factors so that
     the reader can understand the overall reasons for the fluctuations. For
     example, you indicate that operating profit in Acuity Specialty Products
     increased $6.5 million. However, you have described offsetting factors of
     approximately $14.5 million. You have not specifically quantified the impact
     of both the benefits from containment programs and profit contribution from
     pricing.

   • You also indicate that net sales in Acuity Special Products increased $17.1
     million or 3.2%. The increase was due to more favorable pricing and the
     favorable impact of foreign currency translation, partially offset by lower unit
     volume in the I&I business. However, we do not know how much of the
     fluctuation was due to favorable pricing or how much of the increase was
     affected by lower volume in the I&I business. Please clarify and quantify so
     that an investor may understand the most prominent factors that contributed to
     the change from year over year. Please also discuss the reasons for lower
     volume in the I&I business, if this discussion will provide an investor with
     material financial information concerning the specialty products segment.

   Please show us what your revised MD&A for Fiscal 2006 Compared to Fiscal
   2005 will look like, since it will still appear in your next Form 10-K.

Financial Statements

Note 2: Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

3. We have read your response to comment four from our letter dated August 28,
    2007. You indicate in your revised disclosure that in most instances, costs
    associated with programs are recorded as a reduction of revenue. Please disclose
    the instances when costs associated with programs are treated as an expense,
    along with the related amounts included in each expense line item for each period
    presented. Your disclosure should at a minimum describe the deductions taken by
    one of your customers in exchange for certain in-store services as mentioned in
    your response and disclose in greater detail the nature of the in-store services
    performed for you.

Note 4: Long-Term Debt and Lines of Credit, page 52

4. We have read your response to comment eight from our letter dated August 28,
    2007. We understand that your $160.0 million and $200.0 million notes were
    registered in 1999 and 2000 under the Securities Act of 1933. As outlined in
    Parts III.C.1 and IV of SEC Release 33-7878, the requirements of Rule 3-10 apply
    to your periodic reports for as long as these securities are outstanding.
    Accordingly, please disclose: (1) whether your notes are guaranteed by one or
    more of your subsidiaries, (2) if the guarantees are full and unconditional and
    joint and several, (3) whether Acuity Brands has no independent assets or
    operations and (4) any significant restrictions on the ability of Acuity Brands or
    any guarantor to obtain funds from its subsidiaries by dividend or loan. Please
    also tell us what consideration you have given to Rule 3-10 of Regulation S-X, as
    applicable.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief